October 27, 2005

James Hoodlet, Esq.
John Hancock Financial Services, Inc.
Post Office Box 111
Boston, Massachusetts 02117-0111

Re: John Hancock Life Insurance Company of New York Separate Account B
       Initial Registration Statement on Forms N-6
       File No. 333-127543

Dear Mr. Hoodlet:

The staff has reviewed the above-referenced registration statement, which was received by the Commission on August 15, 2005. The registration statement received a selective review, based on a representation in your letter dated August 15, 2005 that the prospectus is substantially similar to the prospectus in a currently effective registration statement of John Hancock Life Insurance Company (U.S.A.) Separate Account A (File No. 333-124150). Based on our limited review, we have the following comments (page numbers below refer to the provided courtesy copy):

1.   Periodic Fee Table – page 8

The footnote for the face amount charge notes that the charge applies only for the periods of times specified in the footnote. The "When Charge is Deducted" entry should be revised to note that the charge applies for specific periods of time, with a reference to the footnoted information.

2.   Fund Operating Expense Table – pages 12 and 13

Footnote G states that fees for certain funds reflect a contractual fee waiver that terminates if the Trust "sells shares of the portfolio to ...any person other than ...the accounts of John Hancock Life Insurance Company ...specified in the agreement [with the Adviser]." Please be advised that the table cannot reflect this waiver unless it is made unconditional for a period of at least one year.

3.   Fund Operating Expense Table – page 13

Footnote H notes that PIMCO has contractually agreed, for the "current fiscal year" of the PIMCO VIT All Asset Portfolio, to reduce its advisory fee to the extent that the advisory and administrative fees of the PIMS funds underlying the PIMCO VIT All Asset Portfolio exceed 0.60%. Please clarify whether the fee in the table for this portfolio reflects the specified waiver and, if so, when its fiscal year ends.

4.   Exhibits, Financial Statements, etc.

All exhibits, financial statements and certain other information not included in the registration statement must be filed in a pre-effective amendment.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
·   the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Please respond to these comments with a pre-effective amendment to the registration statement or in a letter. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in writing.

Although we have completed an initial review of the registration statement, each is subject to further review after initial comments are resolved. Accordingly, we reserve the right to make further comments to the registration statements and to any forthcoming pre-effective amendment. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6764. Mail or deliveries should be addressed to 100 F Street, NE, and our zip code is 20549-0506. My facsimile number is (202) 628-0760 and my email address is eisensteinh@sec.gov.

Sincerely,

Harry Eisenstein
Branch Chief
Office of Insurance Products

Filename: 10-07-05 comments.doc
Directory: F:\OIPR\Old Filing Reviews\Closing Forms
Template:

                   C:\Users\EISENSTEINH\AppData\Roaming\Microsoft\Templates\
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